December 31, 2012

By E-mail and Via Edgar

Robert Errett

Special Counsel

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Ally Master Owner Trust
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Registration No. 333-167044-01

Dear Mr. Errett:

This letter responds to your letter dated December 14, 2012 relating to comments of the staff of the Securities and Exchange Commission in connection with the above-referenced submission. For your reference we have listed your questions and the corresponding answer.

General

1.	We note your response to comment 1 from our letter dated November 16, 2012. You stated that there are no provisions in the operative documents related to delinquencies other than the general authorization of the Servicer to service the receivables in accordance with the Floor Plan Financing Guidelines. Further, you stated that the receivables are charged-off as uncollectible pursuant to the Floor Plan Financing Guidelines. Please tell us how you determine when an asset is considered delinquent and when an asset should be charged-off as uncollectible.

The concept of “delinquency” is not directly applicable in the way we manage the dealer floor plan business. Upon the determination a payment is past due, a demand for payment is made and the dealer has three business days to make the payment. If the payment remains unpaid after three business days a default is declared and the account is moved to a non-accrual status. The facts and circumstances surrounding any violation can be used to determine if a default should be declared prior to the above time periods. After a default is declared, the floor plan management team evaluates the situation and develops a strategy for handling the default.

In accordance with Generally Accepted Accounting Principles, a loss reserve is established when in the reasonable judgment of management it is probable that the borrower will not be able to fulfill all obligations owed within current contractual terms. As described under the heading “Dealer Status; Realization on Collateral Security” in the Base Prospectus “Once

liquidation has commenced, Ally Bank or the Portfolio Servicer, on behalf of Ally Bank, performs an analysis of its position and writes off any amounts identified at that time as uncollectible. Ally Bank, or the Portfolio Servicer, on behalf of Ally Bank, may also write off as uncollectible amounts prior to liquidation of the related dealer. Actual losses by Ally Bank may be more or less than the amounts initially written off as uncollectible.” At a maximum, accounts are charged-off when all underlying tangible collateral has been liquidated or the account remains 360 days past due following the declaration of default.

Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria, page 4

2.	We note your response to comments 2 from our letter dated November 16, 2012. Please tell us, with a view towards disclosure, what led you to conclude the material instances of noncompliance identified in Wells Fargo’s assessment of Compliance are not relevant to the transaction covered by Form 10-K

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act require. Since the company and its management are in possession of all facts relating to the company’s disclosure, they are responsible for the adequacy of the disclosure they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The company concluded that the material instances of noncompliance identified in Wells Fargo’s Assessment of Compliance were not relevant to the transaction covered by the Form 10-K after discussion with Wells Fargo’s personnel. After receiving Wells Fargo’s Assessment of Compliance prior to the company filing its 10-K, we discussed their noncompliance identified. As Wells Fargo defined in their Reg. AB assertion Letter, they have a single servicing platform. The material noncompliance related to their servicing of RMBS transactions. Accordingly, the company determined that no disclosure was necessary since it did not involve the transactions related to the company’s 10-K.

While the company was prudent in inquiring of Wells Fargo with respect to their noncompliance identified, to the company’s knowledge no inquiries from investors have been received with respect to Wells Fargo’s Assessment of Compliance.

The company hereby acknowledges their responsibility for the adequacy and accuracy of the disclosures in the filing.

In addition, the company further acknowledges that staff comments or changes to disclosure, does not foreclose the Commission from taking action with respect to the filing.

The company further acknowledges that they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (313) 656-3464 with any questions or comments regarding the foregoing.

Sincerely,

/s/ Ryan C. Farris
President
Ally Wholesale Enterprises LLC